[ Steelcase Letterhead ]
December 22, 2006
VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Steelcase Inc. (CIK# 0001050825) – Application for Withdrawal of Post-Effective Amendments Pursuant to Rule 477 of the Securities Act of 1933, as Amended (the “Securities Act”)
Ladies and Gentlemen:
Pursuant to Rule 477 under the Securities Act, Steelcase Inc., a Michigan corporation (the “Company”), hereby applies for withdrawal of its (i) Post-Effective Amendment No. 1 (“Post-Effective Amendment No. 1”) to the Registration Statement on Form S-8 (File No. 333-46713) (the “ESPP Form S-8”) and (ii) Post-Effective Amendment No. 2 (“Post-Effective Amendment No. 2” and, together with Post-Effective Amendment No. 1, the “Post-Effective Amendments”) to the Registration Statement on Form S-8 (File No. 333-84251) (the “Retirement Plan Form S-8” and, together with the ESPP Form S-8, the “Forms S-8”)), each as filed with the Securities and Exchange Commission (the “Commission”) on December 15, 2006. The Post-Effective Amendments were incorrectly transmitted to the Commission as “POS AM” filings.
The Company has terminated all offerings of its Class A Common Stock (the “Common Stock”) pursuant to the Forms S-8 and no securities of the Company were sold in connection with the Post-Effective Amendments. The Company will file on the date hereof corrective post-effective amendments under filing type “S-8 POS.”
Please contact the undersigned at (616) 247-3201 with any questions concerning this application for withdrawal. Thank you for your assistance in this matter.
Very truly yours,
/s/ Liesl A. Maloney
Liesl A. Maloney
Senior Corporate Counsel and Assistant Secretary